	For the Years Ended
	December 31,
	2008	2007

NET INCOME (LOSS)	$(482,775)	$(1,677,830)

BASIC INCOME (LOSS) PER SHARE	$(0.01)	$(0.04)

BASIC WEIGHTED AVERAGE SHARES	44,194,716	39,939,864